# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rockefeller Municipal Opportunities Fund, CIK 0002033164
CUSIP: 772921102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: U.S. BANK GLOBAL FUND SERVICES, 615 E. MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/06/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001739439

## Reporting persons
- Rockefeller Capital Management L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,522,839.33; sole dispositive power 0; shared dispositive power 7,522,839.33; aggregate amount beneficially owned 7,522,839.33 (100% of the class)
  Comment: This submission is being filed late due to an administrative error.
- ROCKEFELLER FINANCIAL LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,312,090.59; sole dispositive power 0; shared dispositive power 1,312,090.59; aggregate amount beneficially owned 1,312,090.59 (17.5% of the class)
  Comment: This submission is being filed late due to an administrative error.
- ROCKEFELLER & CO. LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,205,647.91; sole dispositive power 0; shared dispositive power 6,205,647.91; aggregate amount beneficially owned 6,205,647.91 (82.5% of the class)
  Comment: This submission is being filed late due to an administrative error.

## Item 1. Issuer
Name of issuer: Rockefeller Municipal Opportunities Fund
Address of issuer's principal executive offices: U.S. BANK GLOBAL FUND SERVICES, 615 E. MICHIGAN STREET, MILWAUKEE, WISCONSIN, 53202

## Item 2. Person Filing
Name of person filing:
Rockefeller Capital Management LP
Rockefeller Financial LLC
Rockefeller & Co. LLC
Address of principal business office or, if none, residence:
45 Rockefeller Plaza, 5th Floor
New York, NY 10111
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,522,839.33
Percent of class: 100
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,522,839.33
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,522,839.33

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1 and Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rockefeller Capital Management L.P.: Patricia Solfaro, Co-Chief Legal Officer (08/08/2025)
- ROCKEFELLER FINANCIAL LLC: Rizwan M. Mirza, Chief Compliance Officer (08/08/2025)
- ROCKEFELLER & CO. LLC: Timothy J. McCarthy, Chief Counsel (08/08/2025)